Exhibit 99.1

ITAÚ CORPBANCA

NOTICE TO HOLDERS OF AMERICAN DEPOSITARY SHARES

REPRESENTING COMMON SHARES

OF

ITAÚ CORPBANCA

ONE AMERICAN DEPOSITARY SHARE REPRESENTS 1,500 COMMON SHARES|

CUSIP: 45033E105

Itaú Corpbanca (the “Company”) announces a rights offering (the “Preemptive ADS Rights Offering”) in which holders of American Depositary Shares (“ADSs”), each representing 1,500 common shares of the Company, as of 5:00 p.m. (New York City time) on October 4, 2021 (the “ADS Record Date”) will receive rights (the “Preemptive ADS Rights”) to subscribe for newly issued common shares represented by ADSs.  The Preemptive ADS Rights will be listed for trading on the New York Stock Exchange (the “NYSE”) and will be transferable.  The Preemptive ADS Rights are being issued in connection with a rights offering (the “Statutory Preemptive Rights Offering”, and together with the Preemptive ADS Rights Offering, the “Rights Offering”) by the Company to holders of common shares of the Company as of 11:59 p.m. (Santiago, Chile time) on September 28, 2021 of transferable rights to purchase new common shares of the Company (the “Preemptive Share Rights”). The Rights Offering is part of a capital increase approved by the Company's shareholders on July 13, 2021. The books of The Bank of New York Mellon, as ADS depositary (the “ADS Depositary”), will be closed for issuances and cancellations of ADSs beginning at the close of business, New York City time, on September 28, 2021 and ending at the open of business on the trading day following the ADS Record Date.

To the extent that there are any common shares remaining unsubscribed after 11:59 p.m. (Santiago, Chile time) on November 2, 2021, the expiration time of the Statutory Preemptive Rights Offering (the “Unsubscribed Shares”), the holders of Preemptive Share Rights who exercised in full their Preemptive Share Rights and subscribed for new common shares in the Statutory Preemptive Rights Offering (“Subscribing Holders”), will be entitled to receive new transferrable share rights (“Additional Share Rights”) to subscribe a proportionate share of the Unsubscribed Shares, based on the number of new common shares that the Subscribing Holder subscribed and paid for in the Statutory Preemptive Rights Offering relative to the total number of new shares subscribed and paid for during the Statutory Preemptive Rights Offering, including shares underlying new ADSs subscribed and paid for in the Preemptive ADS Rights Offering (the “Subsequent Statutory Preemptive Rights Offering”).

Holders of Preemptive ADS Rights that exercise their preemptive rights in full in the Preemptive ADS Rights Offering (“Subscribing ADS Rights Holders”) may, at the same time as they exercise their preemptive rights in full in the Preemptive ADS Rights Offering, offer to subscribe for additional new ADSs represented by Unsubscribed Shares in excess of their entitlement (the “Additional ADS Rights”) but not more than their respective initial entitlement amounts of ADSs. To the extent that Additional Share

Rights are made available after the Statutory Preemptive Rights Offering, The Bank of New York Mellon, as ADS Rights Agent (the “ADS Rights Agent”) will allocate additional new ADSs to the Subscribing ADS Rights Holders that exercised the Additional ADS Rights, based on the number of new common shares underlying the new ADSs that the Subscribing ADS Holder subscribed and paid for in the Preemptive ADS Rights Offering relative to the total number of new shares subscribed and paid for during the Statutory Preemptive Rights Offering, including shares underlying new ADSs subscribed and paid for in the Preemptive ADS Rights Offering. Subscribing ADS Rights Holders that wish to exercise the Additional ADS Rights must do so at the time they exercise their Preemptive ADS Rights, and must indicate with their subscription the maximum amount of additional new ADSs they seek to subscribe and must pay the full ADS Deposit Amount (as defined below) with respect to such amount of additional new ADSs. Because the full amount of Unsubscribed Shares will not be known prior to the expiration time of the Statutory Preemptive Rights Offering, Subscribing ADS Rights Holders may receive fewer additional new ADSs than they requested based on the pro rata allocation of the Unsubscribed Shares. The ADS Rights Agent will return any surplus ADS Deposit Amount to the Subscribing ADS Rights Holder as promptly as practicable following the Subsequent Statutory Preemptive Rights Offering.

The details of the Preemptive ADS Rights Offering are as follows:

●	ADS Rights Distribution Ratio: 0.899892716148 Preemptive ADS Rights for every ADS held on the ADS Record Date. Each full Preemptive ADS Right entitles the holder to subscribe for one new ADS at a subscription price equal to the U.S. dollar equivalent of Ch$2,700, 1,500 times the subscription price of one Preemptive Share Right (the “ADS Subscription Price”). One full Preemptive ADS Right is required to subscribe for one new ADS at the ADS Subscription Price. Only subscriptions for whole numbers of new ADSs will be accepted. Fractional Preemptive ADS Rights will not be allocated; fractional entitlements will be rounded down to the next smaller whole number without compensation.
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ADS Subscription Payment:  To validly subscribe for ADSs, holders of Preemptive ADS Rights that wish to subscribe must deposit US$3.79 (the “ADS Deposit Amount”) for each new ADS subscribed for with the ADS Rights Agent. The ADS Deposit Amount is equal to the ADS Subscription Price, translated into U.S. dollars using an exchange rate of Ch$784.33 =US$1.00 on September 23, 2021 plus 10% of such amount to cover (1) currency rate fluctuations to the date on which the ADS Rights Agent converts currency in connection with the exercise of the Preemptive Share Rights underlying the Preemptive ADS Rights or the exercise of Additional Share Rights underlying the Additional ADS Rights, as the case may be, and (2) the ADS Depositary’s fee of US$0.05 per ADS for issuance of the new ADSs.

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The ADS Rights Agent will be making payment of the subscription funds to the Company by the deadline of the Statutory Preemptive Rights Offering and a separate payment for any available Additional ADS Rights. As a result, the ADS Rights Agent will convert U.S. dollars into Chilean Pesos on or about October 28, 2021 (in the case of Preemptive ADS Rights) and on or about November 12, 2021 (in the case of Additional ADS rights). The ADS Rights Agent will return any surplus ADS Deposit Amount to the Subscribing ADS Rights Holders as promptly as practicable following the Subsequent Statutory Preemptive Rights Offering. Due to foreign exchange fluctuations between October 28, 2021 and November 12, 2021, any surplus ADS Deposit Amount Subscribing ADS Rights Holders are entitled to receive may be different for the Preemptive ADS Rights and Additional ADS Rights subscribed.

•	ADS Record Date: 5:00 p.m. (New York City time) on October 4, 2021.
•	ADS Rights CUSIP: 45033E113.

•	The Preemptive ADS Rights exercise period is from October 5, 2021 until 5:00 p.m. (New York City time) on October 26, 2021.
•	Preemptive ADS Rights that are not exercised by 5:00 p.m. (New York City time) on October 26, 2021 will expire and have no further rights to purchase ADSs.
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The Preemptive ADS Rights are transferable and tradable. Trading in the Preemptive ADS Rights on the NYSE is expected to commence on October 5, 2021 and continue until October 21, 2021. The Additional ADS Rights are not a separate security and will not be traded on an exchange.

•	The exercise of Preemptive ADS Rights is irrevocable and may not be cancelled or modified.
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Unexercised Preemptive ADS Rights:  To the extent any Preemptive ADS Rights expire unexercised, the ADS Depositary will attempt to sell the Preemptive Share Rights underlying the unexercised Preemptive ADS Rights on the Bolsa de Comercio de Santiago, Bolsa de Valores (the “Santiago Stock Exchange”), and the Bolsa Electrónica de Chile, Bolsa de Valores (the “Chilean Electronic Stock Exchange”) and will, to the extent successful, convert the proceeds into U.S. dollars and the ADS Rights Agent will distribute the net sales proceeds after deduction of applicable fees of up to US$0.05 per unexercised Preemptive ADS Right held at the expiration time of the Preemptive ADS Rights Offering and any applicable withholding in respect of taxes to the holders of  unexercised Preemptive ADS Rights. If the Preemptive Share Rights underlying such unexercised Preemptive ADS Rights cannot be sold, they will expire without value and the corresponding Preemptive ADS Rights will have no further value.

•	Mail Date for Preemptive ADS Rights materials: on or about October 5, 2021.
•	Information Agent: D.F. King at (212) 269-5550 (banks and brokers) and (888)887-0082 (shareholders).

The Preemptive ADS Rights Offering will be made to holders of securities only by means of a prospectus.  A copy of the prospectus, when available, may be obtained from the Information Agent or by visiting the EDGAR system of the U.S. Securities and Exchange Commission (the “SEC”) at its website at www.sec.gov. A registration statement on Form F-3ASR relating to the proposed sale of common shares and ADSs in the Rights Offering was filed with the SEC on June 23, 2021 and automatically became effective upon filing.  This notice shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITAÚ CORPBANCA

Dated: September 24, 2021